UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 4, 2022

GROWTH CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39959	27-2447291
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Avenue, 16th Floor New York, New York 10022
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 212-895-3500

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

Units, each consisting of one share of Class A common stock and one-half of one Redeemable Warrant	GCACU	The Nasdaq Stock Market LLC

Class A common stock, par value $0.0001 per share	GCAC	The Nasdaq Stock Market LLC

Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share	GCACW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On January 4, 2022 (the “Effective Date”), Cepton Technologies, Inc. (“Cepton”) entered into a Loan and Security Agreement (the “Loan Agreement”) with Trinity Capital Inc., a Maryland corporation (the “Lender”), pursuant to which the Lender has agreed to make up to three (3) advances (each, an “Advance,” and collectively, the “Advances”) to Cepton in an aggregate original principal amount not to exceed $25,000,000. An initial advance to Cepton in an original principal amount of $10,000,000 (the “Initial Advance”) was funded on the Effective Date. Up to two additional advances of $7,500,000 each, or one additional advance of $15,000,000, will be made available at Cepton’s request at any time prior to July 1, 2022, subject to certain standard conditions precedent as set forth in the Loan Agreement.

The principal amount outstanding under each Advance shall accrue interest from the date of the Advance at a floating per annum rate equal to the greater of (i) ten and three-fourths percent (10.75%) or (ii) the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal as the “prime rate” then in effect, which if less than three and one-quarter percent (3.25%) shall be deemed to be three and one-quarter percent (3.25%), plus seven percent (7.0%).

Interest shall be payable monthly starting with the first business day of the month following the funding of the Advance, which is February 1, 2022 in the case of the Initial Advance. The principal amount of each Advance is to be repaid in consecutive equal monthly installments starting the 26th month after funding of such Advance, which is April 1, 2024 in the case of the Initial Advance. All outstanding amounts under the Advances must be repaid on February 2, 2026 (such date, the “Maturity Date”). On the Maturity Date, Cepton is also obligated to pay a final payment fee equal to two and one-half percent (2.5%) of the original principal amount of the applicable Advances actually advanced by Lender. Cepton may prepay the Advances at any time, provided that if such prepayment occurs: (i) prior to the first anniversary of the funding of the Initial Advance, Cepton must pay a prepayment premium equal to one and one-half percent (1.5%) of the principal amount being prepaid; (ii) on or after the first anniversary of the Initial Advance and until the third anniversary of the Initial Advance, Cepton must pay a prepayment premium equal to one percent (1.0%) of the principal amount being prepaid; and (iii) on or after the third anniversary of the Initial Advance and at any time prior to the Maturity Date, Cepton must pay a prepayment premium equal to one-half of one percent (0.5%) of the principal amount being prepaid.

Outstanding borrowings under the Loan Agreement are secured by a first priority lien on substantially all of the personal property assets of Cepton, other than Cepton’s intellectual property. In conjunction with the security interest granted under the Loan Agreement, Cepton’s obligations are further secured pursuant to the terms of a Pledge Agreement, dated as of the Effective Date (the “Pledge Agreement”).

The Loan Agreement requires Cepton to make representations and warranties and comply with covenants that are customary in loan agreements of this type. Subject to certain exceptions, the Loan Agreement contains covenants which restrict, among other things, the payment of dividends, corporate changes, repurchase of stock, incurrence of indebtedness, payment or modification of indebtedness, permitting encumbrances, investments, dispositions and acquisitions. There are no financial covenants. Borrower has also granted Lender certain information rights, including the right to attend periodic meetings with Cepton’s senior management.

If an event of default occurs, Lender is entitled to take enforcement action, including acceleration of amounts due under the Loan Agreement. The Loan Agreement contains customary events of default, including, among other events, non-payment of principal or interest, violations of covenants, attachment of the Borrower’s funds or seizure of Borrower’s assets, insolvency, cross defaults to other material debt, material agreements and material judgments, as well as the failure to give notice of the departure of Cepton’s chief executive officer, chief technology officer, and chief financial officer.

The Loan Agreement also contains other customary provisions, such as provisions relating to commitment fees, expense reimbursement and confidentiality. Lender has indemnification rights and the right to assign the Loan Agreement without Borrower’s consent.

In connection with the Loan Agreement, Cepton and Lender also entered into a Participation Rights Agreement (the “Participation Rights Agreement”), which grants to the Lender a right (but not an obligation) to participate in certain of Cepton’s future equity financings up to a total $1,000,000, at the same per share purchase price and on the same terms as other investors in such equity financings. Lender’s rights terminate upon the earliest to occur of (A) immediately prior to a Change of Control (as such term is defined in the Loan Agreement), (B) immediately prior to Cepton’s listing on the NYSE or NASDAQ or (C) immediately after the termination of the Loan Agreement.

In connection with the Loan Agreement, Cepton also issued to Lender a warrant (the “Warrant”), dated January 4, 2022, to purchase up to 96,998 shares of Cepton’s common stock, at an exercise price of $16.89 per share, payable in cash or on a cashless basis according to the formula set forth in the Warrant. The exercise price of the Warrant and the number of shares issuable upon exercise of the Warrant are subject to adjustments for stock splits, combinations, stock dividends or similar events. The Warrant is exercisable until the earlier of (1) the date that is ten (10) years after the date of issuance; (2) an Acquisition (as such term is defined in the Warrant), in which event treatment of the Warrant is further set forth in the Warrant; (3) a SPAC Transaction (as such term is defined in the Loan Agreement), in which event the Warrant will be deemed to be exercised automatically on a net issuance basis if not exercised prior to the consummation of such SPAC Transaction. The consummation of the pending transaction with Growth Capital Acquisition Corp. (“GCAC”) will result in the automatic net exercise of the Warrant, if the Warrant is not exercised prior thereto.

The foregoing descriptions of the Advances, the Loan Agreement, the Pledge Agreement, the Participation Rights Agreement, and the Warrant are qualified in their entirety by reference to the full text of the Loan Agreement, the Pledge Agreement, the Participation Rights Agreement, and the Warrant, which are attached to this report as Exhibits 99.1, 99.2, 99.3, and 99.4, respectively, and incorporated by reference into this report.

Forward-Looking Statements

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Cepton and GCAC and the transactions contemplated by the proposed business combination, and the parties’ perspectives and expectations, are forward-looking statements. Such forward-looking statements, including expectations regarding the availability of Advances under the Loan Agreement, reflect Cepton’s or GCAC’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Any such forward-looking statements are subject to various risks and uncertainties, including the inability of the parties to successfully or timely consummate the proposed business combination, and the risk that the transaction is subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or the Loan Agreement. If any of these risks materialize or any of GCAC’s or Cepton’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Cepton and GCAC do not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the risk factors and uncertainties described in “Risk Factors,” “GCAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cepton’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Forward-Looking Statements” and the additional risks described in the Registration Statement on Form S-4 (as may be further amended, the “Registration Statement”) filed by GCAC with the Securities and Exchange Commission (the “SEC”) on September 8, 2021, and other documents filed by Cepton and GCAC from time to time with the SEC. Further, since the Registration Statement has not been declared effective by the SEC, the final proxy statement/consent solicitation statement/prospectus forming a part of the Registration Statement may contain additional risks, which may be material.

Additional Information and Where to Find It

GCAC has filed with the SEC the Registration Statement, which contains information about the proposed transaction and the respective businesses of Cepton and GCAC. GCAC will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. GCAC stockholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about GCAC, Cepton and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to stockholders of GCAC as of a record date to be established for voting on the proposed transaction. Stockholders of GCAC will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about GCAC, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and GCAC’s other filings with the SEC can also be obtained, without charge, by directing a request to: Growth Capital Acquisition Corp., 300 Park Avenue, 16th Floor, New York, NY 10022. Additionally, all documents filed with the SEC can be found on GCAC’s website, www.gcaccorp.com.

Participants in the Solicitation

Cepton and GCAC and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. GCAC stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of GCAC in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from GCAC’s stockholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that GCAC intends to file with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Loan Agreement, dated January 4, 2022, by and between Cepton Technologies, Inc. and Trinity Capital Inc.
99.2	Pledge Agreement, dated January 4, 2022, by and between Cepton Technologies, Inc. and Trinity Capital Inc.
99.3	Participation Rights Agreement, dated January 4, 2022, by and between Cepton Technologies, Inc. and Trinity Capital Inc.
99.4	Warrant to Purchase Stock
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GROWTH CAPITAL ACQUISITION CORP.

	By:	/s/ George Syllantavos
		Name:	George Syllantavos
		Title:	Co-Chief Executive Officer

Dated: January 5, 2022

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